Exhibit 99.1

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended August 31, 2010 and Three Months Ended
August 31, 2009

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited, in United States Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	August 31, 2010	May 31, 2010
Assets (Notes 12, 13, and 14)
Current assets
Cash and cash equivalents (Note 22)	$1,806,708	$4,625,649
Receivables	911,873	116,326
Inventory (Note 3)	2,664,179	3,634,715
Prepaid expenses	873,596	690,152
	6,256,356	9,066,842
Restricted cash (Note 7)	1,210,564	566,708
Long term stockpile inventory (Note 3)	1,801,489	1,107,316
Advances to suppliers	1,052,400	816,461
Property, plant and equipment (Notes 4 and 12)	9,810,951	9,916,595
Mineral properties (Note 5)	59,761,614	58,788,273
	$79,893,374	$80,262,195

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,709,895	$17,586,683
Current portion of deferred services and materials (Note 11)	3,153,394	3,153,394
Current portion of obligations under capital leases (Note 12)	3,546,043	4,136,032
Current portion of long-term debt (Note 9)	35,585	35,465
Senior secured notes (Note 13)	2,087,211	26,646,631
Convertible senior secured notes (Note 14)	3,889,039	44,837,991
	33,421,167	96,396,196
Long term debt (Note 9)	71,822	80,235
Obligations under capital leases (Note 12)	128,451	440,229
Senior secured notes (Note 13)	25,860,251	-
Convertible senior secured notes (Note 14)	42,844,425	-
Asset retirement obligation (Note 23)	4,788,512	4,698,650
	107,114,628	101,615,310
Non-controlling interest	104,937	-

Commitments and contingencies (Notes 20 and 24)

Shareholders' deficiency
Share capital (Note 15)	102,414,811	102,334,997
Treasury shares, at cost	(122,193)	(122,193)
Warrants (Notes 15 and 17)	13,209,412	13,209,412
Contributed surplus (Note 15)	16,345,481	16,219,808
Equity component of convertible senior secured notes (Note 14)	495,121	495,121
Accumulated comprehensive loss	(6,733,242)	(6,733,242)
Deficit	(152,935,581)	(146,757,018)
	(27,326,191)	(21,353,115)
	$79,893,374	$80,262,195

On behalf of the Board:

“Richard Fifer”	- Director	“David Kaplan”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited, in United States Dollars)

	Three months ended	Three months ended
	August 31, 2010	August 31, 2009

METAL SALES	$14,944,216	$-
COST OF SALES	10,292,893	-
AMORTIZATION AND DEPLETION	2,553,404	-
	2,097,919	-
EXPENSES
Accounting and legal (Note 18)	262,945	468,529
Accretion of asset retirement obligation (Note 23)	89,862	59,331
Consulting fees	158,691	101,858
Filing fees	-	9,598
Investor relations and shareholder information	111,377	93,435
Office administration	447,163	271,136
Rent	28,270	54,105
Donations and community relations	330,392	398,266
Exploration and development costs (Note 6)	2,324,971	1,114,886
Stock-based compensation (Note 16)	183,557	41,385
Travel	96,439	344,114
Debt issuance costs (Notes 13 and 14)	76,299	-
Wages and benefits (Note 18)	872,439	643,458
Total expenses	(4,982,405)	(3,600,101)
OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(26,637)	(7,997)
Interest income	5,329	24,046
Interest on long-term debt	(76,465)	(14,369)
Power and drilling services	-	30,000
Mark-to-market loss on senior secured notes and
convertible senior secured notes	(3,196,304)	(3,457,110)
Total other income (expenses)	(3,294,077)	(3,425,430)
Net loss and comprehensive loss for the period	$(6,178,563)	$(7,025,531)

Basic and diluted loss per share	$(0.05)	$(0.07)

Weighted average number of common shares outstanding	125,294,994	96,040,121

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
(unaudited, in United States dollars)

						Accumulated
	Number					Other
	of Common	Amount of	Treasury Shares	Contributed		Comprehensive	Accumulated
	Shares	Common Shares	(1)	Surplus	Warrants	Loss	Deficit
Balance as at May 31, 2008	95,958,641	$89,002,273	$(122,193)	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	-	(168,732)	-	-	-
Stock-based compensation	-	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	-	706,802	-	-
Expiration of warrants	-	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	-	(102,546)	-	-
Repricing of senior secured note warrants	-	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	-	(4,648,716)	-
Balance as at May 31, 2009	96,040,121	$89,208,668	$(122,193)	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)
Non-brokered private placements, net of finders’ fees	28,000,080	12,226,321	-	-	319,736	-	-
Exercise of stock options	768,750	542,201	-	(187,487)	-	-	-
Stock-based compensation	-	-	-	1,351,106	-	-	-
Expiration of warrants	-	-	-	1,158,992	(1,158,992)	-	-
Exercise of warrants	473,000	357,807	-	-	(60,429)	-	-
Net loss	-	-	-	-	-	-	(26,982,082)
Balance as at May 31, 2010	125,281,951	$102,334,997	$(122,193)	$16,219,808	$13,209,412	$(6,733,242)	$(146,757,018)
Exercise of stock options	100,000	79,814	-	(57,884)	-	-	-
Stock-based compensation	-	-	-	183,557	-	-	-
Net loss	-	-	-	-	-	-	$(6,178,563)
Balance as at August 31, 2010	125,381,951	$102,414,810	$(122,193)	$16,345,481	$13,209,412	$(6,733,242)	$(152,935,581)

(1) 44,200 common shares

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in United States Dollars)

	Three months ended	Three months ended
	August 31, 2010	August 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(6,178,563)	$(7,025,531)
Items not affecting cash:
Accretion of asset retirement obligation	89,862	59,331
Amortization and depletion	2,553,404	-
Amortization included in administration expense	80,248	81,722
Stock-based compensation	183,557	41,385
Debt issuance costs	76,299	-
Mark-to-market loss on senior secured notes and convertible senior secured notes	3,196,304	3,457,110
Foreign exchange gain on restricted cash	-	82
Changes in non-cash working capital items:
Increase in receivables	(795,547)	(935,795)
Increase in prepaid expenses	(183,444)	(237,412)
Decrease in inventory	65,127	57,300
Deferred services and materials	-	(30,000)
Increase (decrease) in accounts payable and accrued liabilities	574,371	(418,209)
Net cash used in operating activities	(338,382)	(4,950,017)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	21,930	-
Payment of capital lease obligations	(901,767)	(1,128,462)
Debt issuance costs	(76,299)	-
Repayment of long-term debt	(35,465)	(75,530)
Net cash provided by financing activities	(991,601)	(1,203,992)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(643,856)	-
Acquisition of property and equipment	(609,163)	(557,456)
Pre-production revenue credited to mineral properties	-	14,517,760
Pre-production cost of sales included in mineral properties	-	(10,778,040)
Advances to suppliers	(235,939)	751,733
Net cash used in investing activities	(1,488,958)	3,933,997
Change in cash and cash equivalents	(2,818,941)	(2,220,012)
Cash and cash equivalents, beginning of period	4,625,649	3,575,168
Cash and cash equivalents, end of period	$1,806,708	$1,355,156
Supplemental disclosure with respect to cash flows (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”) was incorporated in the Province of British Columbia.

The Company is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and operates under the rules and regulations of the Ley Petaquilla No. 9 of February 26, 1997, which is a contractual arrangement between the Company and the Government of Panama. In accordance with the Ley Petaquilla, the Ministry of Commerce and Industry of the Government of Panama issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejon gold mine. Commercial production was subsequently achieved on January 8, 2010. The Company is also pursuing exploration activities centred on its 842 square kilometres of concessions in the Province of Colon, Panama.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced recurring operating losses and has accumulated an operating deficiency of $152,935,581 as at August 31, 2010 (May 31, 2010 - $146,757,018) and a shareholders’ deficiency of $27,326,191 at August 31, 2010 (May 31, 2010 – $21,353,115). Also the Company had a working capital deficiency of $27,164,811 at August 31, 2010 (May 31, 2010 - $87,329,354). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year. (See Note 24).

The operating cash flow and profitability of the Company are affected by various factors including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, risk of business disruption due to environmentalist activities, and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”).

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Panama Desarrollo De Infraestructuras, S.A. (formerly Petaquilla Hidro, S.A.) (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation) and a 50.2% interest in Petaquilla Infraestructura, S.A. (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it is the primary beneficiary of Azuero Mining Development, S.A. (a Panama corporation) and Panamanian Development and Infrastructure Ltd. (formerly Petaquilla Infrastructure Ltd.) (a British Columbia corporation)) and these VIE’s are consolidated with the accounts of the Company in these consolidated financial statements. The Company does not have access to the assets of Azuero Mining Development, S.A. and the creditors of Azuero Mining Development, S.A. do not have recourse against the Company.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

All inter-company transactions and balances have been eliminated upon consolidation.

Adoption of new accounting policies

In August 2009, the CICA amended Section 1625, Comprehensive Revaluation of Assets and Liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in the Company’s fiscal year beginning on June 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before June 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

In August 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted.

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

3.	INVENTORY

	August 31, 2010	May 31, 2010
Supplies	$1,122,069	$1,505,310
Ore stockpiles	2,478,007	1,398,074
Work in process	732,335	404,870
Finished goods	133,257	1,433,777
	4,465,668	4,742,031
Less: Ore stockpiles which will not be consumed for more than one year	1,801,489	1,107,316
	$2,664,179	$3,634,715

The amount of inventories recognized as an expense during the period is included in cost of sales in the Interim Consolidated Statement of Earnings.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

4.	PROPERTY, PLANT AND EQUIPMENT

		August 31, 2010			May 31, 2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Equipment under capital leases	$10,808,072	$6,374,385	$4,433,687	$10,808,073	$6,011,701	$4,796,372
Equipment	9,422,263	5,627,312	3,794,951	9,294,346	5,322,109	3,972,237
Buildings	472,529	43,529	429,000	472,530	39,160	433,370
Vehicles	433,348	133,716	299,632	433,348	109,208	324,140
Computer equipment	274,671	132,584	142,086	262,105	121,475	140,630
Computer software	214,133	174,503	39,630	214,132	168,788	45,344
Land	188,533	-	188,533	188,533	-	188,533
Furniture and fixtures	44,624	13,550	31,075	28,302	12,333	15,969
Spare parts	452,357	-	452,357	-	-	-
	$22,310,530	$12,499,579	$9,810,951	$21,701,369	$11,784,774	$9,916,595

5.	MINERAL PROPERTIES

As at August 31, 2010, the Company has capitalized $59,761,614, net of revenue of $27,908,659, in mineral property costs. A total of $58,788,273, net of revenue of $27,908,659 was capitalized in mineral property costs as at May 31, 2010.

	August 31, 2010	May 31, 2010
Plant	$47,377,772	$46,876,372
Plant equipment	2,973,133	2,973,133
Camp	5,553,824	5,553,824
Tailings ponds	2,553,164	1,599,202
Pre-stripping	813,028	-
Site improvements under construction	651,294	238,734
Asset retirement obligation (Note 24)	3,166,947	3,166,947
Capitalized interest expense	1,999,794	1,999,794
Depletion	(5,327,342)	(3,619,733)
	$59,761,614	$58,788,273

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

6.	EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of the Oro del Norte property are detailed below:

	Three months ended	Three months ended
	August 31, 2010	August 31, 2009
Temporary camp costs	$678,563	$-
Engineering and geologists	505,354	-
Trenching	630,506	-
Surface exploration and delineation	-	560,538
Drilling costs	180,069	290,361
Logistics	52,069	53,313
Assaying	171,065	-
Transportation	45,668	-
Engineering and design	-	107,936
Communications	12,149	33,103
Administration	19,163	-
Topography	21,769	-
Environment	8,596	34,607
Bridges and roads	-	35,028
	$2,324,971	$1,114,886

7.	RESTRICTED CASH

The Company has $1,210,564 in bank accounts and term deposits (May 31, 2010 - $566,708), which is being held to guarantee credit cards, royalties payable to the Government of Panama and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.5% to 4.875%.

8.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama. At August 31, 2010, there is a remaining credit line balance of $332,511 available upon which the Company may draw.

9.	LONG-TERM DEBT

During fiscal 2010, the Company arranged bank loan financing of $115,700 for the purchase of vehicles. The loan is secured by the purchased vehicles.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

9.	LONG-TERM DEBT (continued)

The following table summarizes the loans outstanding as at August 31, 2010 and May 31, 2010:

	August 31, 2010	May 31, 2010
Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$107,407	$115,700
Less: current portion	(35,585)	(35,465)
	$71,822	$80,235

10.	SENIOR SECURED NOTE BRIDGE FINANCING FROM RELATED PARTIES

On November 6, 2009, the Company offered for issue a new series of notes pursuant to the Company’s senior secured note and convertible senior secured note indenture up to $5,000,000 of financing (“Bridge Financing”) to companies related to directors. The Bridge Financing was repaid in whole in January 2010 along with a restructuring fee of $500,000.

11.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.), a wholly owned subsidiary of Inmet Mining Corporation, in the amount of $4,404,000. Services provided to date include the rental of a drill and the generation of electricity.

	August 31, 2010	May 31, 2010
	$3,153,394	$3,153,394
Current portion	3,153,394	3,153,394
Non-current portion	$-	$-

12.	CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2009 - $2,361,098) as additional security.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

12.	CAPITAL LEASE OBLIGATIONS (continued)

Future minimum lease payments on the capital lease obligations are as follows:

	August 31, 2010	May 31, 2010
2011	$3,717,965	$4,376,667
2012	129,479	447,080
	3,847,444	4,823,747
Less imputed interest of 9%	(172,950)	(247,486)
Total	3,674,494	4,576,261
Current obligation	(3,546,043)	4,136,032
Long- term obligation	$128,451	$440,229

13.	SENIOR SECURED NOTES

	August 31, 2010	May 31, 2010
Senior secured notes due to related parties	$21,681,463	$20,672,235
Senior secured notes due to third parties	6,265,999	5,974,396
	27,947,462	26,646,631
Less estimated current portion (Note 24)	(2,087,211)	(26,646,631)
	$25,860,251	$-

At August 31, 2010, there were 21,301 senior secured notes (“Notes”) outstanding (May 31, 2010 – 21,301). The Notes bear interest at an annual rate of 15%. Semi-annual principal repayments on the Notes range from $nil to $8,000,000 depending upon the weighted average market price of gold during the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment
Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. The holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. On April 17, 2009, the Company re-priced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants. The effect of re-pricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease in contributed surplus for the same amount.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

13.	SENIOR SECURED NOTES (continued)

On September 30, 2008 the Company redeemed 36,032.376 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

On March 25, 2009, the Company redeemed 17,500 Notes at 120% of their principal value for a total payment of $21,000,000, resulting in a loss of $2,147,247.

On September 15, 2009, the Company redeemed 5,000 Notes at 120% of their principal value plus interest for a total payment of $6,208,844. This payment was financed in part by a $5,129,600 prepayment on forward gold sales of 5,600 ounces at a net price of $916 per ounce.

There were two additional scheduled repayments of principal, premium and interest totalling $9,443,405 that were due in March 2010 and May 2010. Of the amounts due, the Company paid out $857,594. Under the terms of the Indenture an event of default occurred and the Notes became due on demand at the option of the Note holders or the Trustee.

Subsequent to the quarter end, the Company paid $13,952,574 in principal, premium and interest on the Notes from the proceeds of a gold forward sale agreement. As part of the gold forward sale agreement, the Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the forward gold sale agreement have been satisfied. (See Note 24)

At August 31, 2010, the Notes have been adjusted to their fair market value of $27,947,462 using a discount rate of 12%.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

At August 31, 2010, of the 21,301 senior secured notes outstanding, 16,486 senior secured notes are due to companies related to directors of the Company.

14.	CONVERTIBLE SENIOR SECURED NOTES

	August 31, 2010	May 31, 2010
Convertible notes due to related parties	$46,274,360	$44,397,509
Convertible notes due to third parties	459,103	440,482
	46,733,464	44,837,991
Less estimated current portion (Note 24)	(3,889,039)	(44,837,991)
	$42,844,424	$-

On March 25, 2009, the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

14.	CONVERTIBLE SENIOR SECURED NOTES (continued)

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

Commencing in September 2010, on a semi-annual basis, the Company is required to make principal payments under each holder’s Convertible Notes ranging from $nil to $8,000,000 depending upon the weighted average market price of gold for the six months prior to the payment date as follows:

Weighted Average Market Gold Price	Aggregate Pro Rata Principal Payment
Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	-

Interest of $829,545 on the Convertible Notes was due on May 15, 2010. Of this amount the Company paid $342,406. Under the terms of the Indenture an event of default occurred and the Convertible Notes became due on demand at the option of the Convertible Note holders or the Trustee.

Subsequent to the quarter end, the Company paid $25,997,426 in principal, premium and interest on the Convertible Notes from the proceeds of a gold forward sale agreement. As part of the gold forward sale agreement, the Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the forward gold sale agreement have been satisfied. (See Note 24)

At August 31, 2010, the Convertible Notes were adjusted to their fair market value of $46,733,464 using a 12% discount rate.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The indebtedness represented by the Convertible Notes is senior to all other indebtedness of the Company and ranks pari passu with the previously issued Notes.

15.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At August 31, 2010, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

In May 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

16.	STOCK OPTIONS

On November 18, 2008, the Company received approval for its stock option plan which authorizes the board of directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 10,700,000.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at May 31, 2009	8,435,853	1.64

Granted	5,365,000	0.37
Exercised	(768,750)	0.48
Cancelled	(3,245,080)	2.08
Forfeited	(1,532,653)	1.65
Expired	(30,000)	0.26
Balance at May 31, 2010	8,224,370	0.75

Exercised	(100,000)	0.23
Forfeited	(318,750)	0.33
Expired	(50,000)	0.61
Balance at August 31, 2010	7,755,620	0.77

Number of stock options exercisable	5,259,995	0.94

At August 31, 2010, the following stock options were outstanding as follows:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
786,000	0.54	February 1, 2011
118,800	0.26	July 11, 2011
1,617,070	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
100,000	0.39	March 1, 2014
37,500	0.62	July 13, 2014
3,150,000	0.23	November 18, 2014
100,000	0.84	January 1, 2015
493,750	0.87	January 5, 2015
487,500	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
7,755,620

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

16.	STOCK OPTIONS (continued)

No options were issued during the three months ended August 31, 2010. The weighted average fair value of stock options granted is estimated to be CAD$ 0.33 for the three months ended August 31, 2009 by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Three Months Ended	Three Months Ended
	August 31, 2010	August 31, 2009
Risk-free interest rate	-	2.43%
Expected dividend yield	-	-
Expected stock price volatility	-	70%
Expected option life in years	-	4.00

17.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at May 31, 2009	34,953,280	1.03
Issued	2,100,042	0.85
Exercised	(473,000)	0.65
Expired	(1,691,875)	3.50
Balance at May 31, 2010 and August 31, 2010	34,888,447	0.90

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

On May 21, 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $94,404 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

No warrants were issued during the three months ended August 31, 2010 or the three months ended August 31, 2009.

At August 31, 2010, the following warrants were outstanding as follows:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
9,424,605	$1.54	October 17, 2011
2,100,042	$0.85	May 21, 2012
12,716,780	$0.65	May 21, 2013
3,595,300	$0.65	June 4, 2013
7,051,720	$0.65	July 9, 2013
34,888,447

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

18.	RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the three months ended August 31, 2010:

a)	The Company paid fees of $140,991 to a company controlled by the Chairman (three months ended August 31, 2009 – $100,364).

b)	The Company paid for goods and services of $50,196 (three months ended August 31, 2009 - $33,144) to companies controlled by the Chairman.

c)	The Company paid for services of $915,486 to a company related to an officer. In the three months ended August 31, 2009 this company was not a related party.

d)

Of the total mark-to-market losses on Notes and Convertible Notes, $3,164,300 was attributable to Notes and Convertible Notes held by companies related to one director. During the three months ended August 31, 2009 these companies were not related.

At August 31, 2010, excluding related party Notes and related party Convertible Notes (Notes 13 and 14), $1,505,233 was owed to related parties.

19.	COMMITMENTS

	Less than 1 Year	2 Years	3 Years	4-5 Years	More than 5 Years
Office lease	$56,934	Nil	Nil	Nil	Nil
Equipment lease	$3,717,965	$129,479	Nil	Nil	Nil
Senior secured notes	$2,087,211	Nil	Nil	Nil	$26,046,849
Convertible senior secured notes	$3,889,039	Nil	Nil	Nil	$43,047,886
Long term debt	$44,800	$44,800	$32,797	Nil	Nil
Fundacion Petaquilla	$1,200,000	$1,200,000	$1,200,000	$1,200,000	$3,300,000
Asset retirement obligation	Nil	Nil	Nil	Nil	$7,312,356

The Company has committed funding of $100,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

20.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

20.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(a) Fair Values

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s long term debt and obligations under capital leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 12.0% at August 31, 2010 (May 31, 2010 – 12.0%) and estimated payment dates of September 22, 2010, and March 22, 2010, based on the partial payments made September 22, 2010, and the assumption that the Company will obtain refinancing of the remainder of the Notes and Convertible Notes by March 22, 2011.

The amendments to Section 3862 introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At August 31, 2010, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

	Level 1	Level 2	Level 3
Senior secured notes	-	-	$27,947,462
Convertible senior secured notes	-	-	46,733,464

An analysis of these notes including related gains and losses during the three months is as follows:

	Three months ended	Three months ended
	August 31, 2010	August 31, 2009
Balance at beginning of quarter
Senior secured notes	$26,646,631	$29,407,503
Convertible senior secured notes	44,837,991	34,794,455
	71,484,622	64,201,958

Mark-to-market losses included in net income	3,196,304	3,457,110
Balance at end of year	$74,680,926	$67,659,068

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

20.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery.

Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future.

The Company has been unable to meet all of its obligations with respect to scheduled repayments of principal, premium and interest on its Notes and interest on its Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, the Company paid $1,200,000. Under the terms of the Indenture an event of default occurred and the Notes and Convertible Notes became due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

Subsequent to the quarter end, the Company paid $39,950,000 in principal, premium and interest on the Notes and Convertible Notes from the proceeds of a gold forward sale agreement. As part of the gold forward sale agreement, the Note holders and Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders and Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the forward gold sale agreement have been satisfied. (See Note 24)

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

20.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

The operating credit line facility, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt (Note 9), leases (Note 12), Notes (Note 13), Convertible Notes (Note 14) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended	Three months ended
	August 31, 2010	August 31, 2009
Non-cash investing and financing activities
Share capital options exercised	$57,884	$-
Contributed surplus options exercised	(57,884)	-
Mineral properties financed through payables	2,769,147	7,442,405
Property and equipment financed through payables	-	465,112
Amortization allocated to ending inventory	47,251	-
Depletion allocated to ending inventory	169,826	-
Deferred services and materials financed by a reduction in amounts payable to IMN	-	30,000
Interest paid in cash	$76,465	$212,232
Income taxes paid in cash	-	-

	August 31, 2010	May 31, 2010
Cash and cash equivalents consist of:
Cash	$1,806,708	$4,625,649

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

22.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	$4,698,650
Accretion	89,862
$4,788,512

The provision for asset retirement obligation is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $7,300,000;

b)	Asset retirement obligation payments are expected to occur during fiscal years 2016 and 2017;

c)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

23.	CONTINGENCIES

1)

On November 13, 2008, the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional US$ 934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. It is the Company’s contention that the Company is required to comply with the Ministry of Industry and Commerce and ANAM’s authority is limited to making recommendations. Therefore, the Company does not believe that ANAM has the ability to issue a fine under the terms of Ley Petaquilla 9 and, as such, no amount has been recorded.

2)

The Ministry of Industry and Commerce has indicated that the Government of Panama would like to increase royalties on metal sales from 2% to 4%. This would require a legislative change and the timing and degree of certainty of this are not known at this time. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current year would be an increase in cost of sales of $502,386 and an increase in accounts payable of $502,386.

3)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to mediation in fiscal 2011. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain and the amount that could be paid, if any, is not determinable.

4)

On October 6, 2010, Pro-Con Industries, Inc. filed a claim in the Los Angeles Superior Court against Petaquilla Minerals, S.A. for breach of written contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship. The claim seeks damages in excess of US$ 600,000 in addition to punitive damages and attorney fees.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in United States Dollars)
Three months ended August 31, 2010 and three months ended August 31, 2009

23.	CONTINGENCIES (continued)

The Company’s legal counsel is unable to provide an opinion as to either party’s chances of success as the discovery process has not yet commenced.

5)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

24.	SUBSEQUENT EVENTS

Subsequent to August 31, 2010, the following events took place:

1)

On September 22, 2010, the Company completed a Forward Gold Purchase Agreement with Deutsche Bank, AG (“Deutsche Bank”). Deutsche Bank made an upfront payment of $45,000,000 in exchange for the Company delivering 68,445 ounces of gold over a five year period. Based on the price of gold at the time of delivery, Deutsche Bank may be required to make additional payments to the Company as gold is delivered. The upfront payment, net of restructuring, legal and finder’s fees of approximately $4,000,000, was used to prepay $39,950,000 of principal, interest and premium on the Notes and Convertible Notes and for working capital.

2)

As a condition precedent to completing the forward gold sale with Deutsche Bank, the holders of the Notes and Convertible Notes were required to enter into an Inter-Creditor Agreement with Deutsche Bank and the Company. The impact of the Inter-Creditor Agreement on the Notes and Convertible Notes is as follows:

a)	the security for the Notes and Convertible Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

no interest or principal payments are required on the Notes or Convertible Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Notes and Convertible Notes as they become due until the Notes and Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Notes and Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture (See Notes 14 and 15);

d)

if the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes and Convertible Notes.

3)

The Company paid the Chairman $100,000 as a bonus for partial prepayment of the Notes and Convertible Notes. When the Company repays the remaining amount outstanding on the Notes and Convertible Notes, the Chairman will be entitled to receive an additional bonus payment of $150,000.

4)

In August 2010, the holders of the Notes and Convertible Notes requested an additional 2% in interest on the outstanding balance payable, effective March 15, 2010, as consideration for the holders not issuing a written notice that an event of default had occurred which could have required immediate repayment of the Notes and Convertible Notes. The Company has paid this additional interest.

5)	100,000 options were exercised.